February 7, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jill S. Davis
Kevin Stertzel

Re:	Bunge Limited

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10-Q for Fiscal Quarters Ended June 30, 2006 and

September 30, 2006

Filed August 9, 2006 and November 9, 2006

File No. 001-16625

Dear Ms. Davis and Mr. Stertzel:

On behalf of Bunge Limited (the “Company”), set forth below is the Company’s response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission, received in your letter dated December 29, 2006 concerning the Company’s above-referenced periodic filings. For your convenience, the Company’s response follows the Staff’s Comment copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5 Other Current Assets, page F-18

We note your response to our prior comment number 10. Please monitor your requirement to provide separate disclosure on the face of your Income Statement in accordance with the guidance Rule 5-03(b) of Regulation S-X. Otherwise, please provide separate quantitative disclosure in either your MD&A or the notes to the financial statements to facilitate investor understanding of the amounts associated with interest income that are reflected as a component of your revenues.

The Company acknowledges the Staff’s Comment and undertakes to monitor its requirement to provide separate disclosure on the face of its income statement in accordance with the guidance set forth in Rule 5-03(b) of Regulation S-X. The Company will also provide separate quantitative disclosure in our MD&A and/or the notes to the financial statements of the amounts associated with interest income that are reflected as a component of our revenues in order to facilitate investor understanding of these amounts.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3490.

Sincerely,

/s/ WILLIAM M. WELLS
William M. Wells
Chief Financial Officer

cc:	Christopher Bradley - Deloitte & Touche LLP

Andrew B. Jánszky – Shearman & Sterling LLP